SmallStart Ventures, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

For the Short Period Ended May 21st, 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
SmallStart Ventures, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of May 21st, 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 8, 2021

Vincenzo Mongio

Consolidated Statement of Financial Position

	As of May 21, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	7,149
Total Current Assets	7,149
TOTAL ASSETS	7,149
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	
Common Stock	10,000
Accumulated Deficit	(2,851)
Total Equity	7,149
TOTAL LIABILITIES AND EQUITY	7,149

Consolidated Statement of Operations

	Short Period Ended May 21, 2021
Revenue	2,021
Cost of Sales	-
Gross Profit	2,021
Operating Expenses	
General and Administrative	4,793
Rent and Lease	80
Total Operating Expenses	4,872
Operating Income (loss)	(2,851)
Other Income	
Interest Income	-
Other	-
Total Other Income	-
Other Expense	
Interest Expense	-
Other	-
Total Other Expense	-
Provision for Income Tax	-
Net Income (loss)	(2,851)

Consolidated Statement of Cash Flows

	Short Period Ended May 21, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(2,851)
Net Cash provided by (used in) Operating Activities	(2,851)
FINANCING ACTIVITIES	
Issuance of Founder Shares	10,000
Net Cash provided by (used in) Financing Activities	10,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	7,149
Cash at end of period	7,149

Consolidated Statement of Changes in Shareholder Equity

	Common Stock		Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount		
Issuance of Common Stock	1,000,000	10,000	-	10,000
Additional Paid in Capital	-	-	-	-
Net Income (Loss)	-		(2,851)	(2,851)
Ending Balance 5/21/21	1,000,000	10,000	(2,851)	7,149

SmallStart Ventures, Inc
Notes to the Unaudited Financial Statements
May 21st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

SmallStart Ventures, Inc ("the Company") was formed in Wyoming on February 2, 2021 and subsequently converted to a Delaware Corporation on April 29th, 2021. The Company plans to earn revenue by acquiring ownership interests in startups managed by aspiring entrepreneurs in exchange for capital, coaching, and back-office support. The Company will carry an equity interest in the Company and subsequently sell the interest back to the entrepreneur for a profit.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Consolidation: The financials herein represent the financial position and results of operations of SmallStart Ventures, Inc, the investment parent Company and a wholly owned subsidiary, Guiding Light Senior Care, LLC. Guiding Light Senior Care was acquired by the Company in exchange for $0 consideration at inception.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

SmallStart Ventures, Inc (investment Company): The investment Company charges a fee of 5% of revenue for back office support to all subsidiaries. The Company has waived the 5% fee to the current subsidiary.

Guiding Light Senior Care, LLC: Guiding Light Senior Care earns revenue via Commissions for referring patients to senior care facilities through various channels. The Company has no performance obligations with respect to a required amount of referrals. Revenue is earned once the patient resides at the care facility for a period of 30 days and cash is received at that point.

Entity	Total Revenue
Guiding Light Senior Care, LLC (wholly owned subsidiary)	2,021
SmallStart Ventures, Inc (investment Company)	-
Total	2,021

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

The Company has no debt.

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of common shares with a par value of $0.01 per share. 1,000,000 shares were issued and outstanding as of 2021.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to May 21st, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 8, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.